Banksy (b. 1974)



The mysterious figure known only by his graffiti handle – Banksy – is an important artist and activist, known for his often controversial socio-political works.

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Initial Offering Price

$862,000

Price Appreciation of Similar Works[2]

26.7%

Similar Sales


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Market Risk-Adjusted Appreciation

Banksy	All Art	S&P 500
1.19	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $205,850,311
Repeat Sales	view

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WHY WE LIKE THIS PAINTING

Banksy



01:42

- Elusive street artist Banksy remains the number one most requested artist by Masterworks members.
- Produced using spray paint and stenciling, the Painting incorporates recurring and commercially recognizable subject matter of Banksy's – Rats and Hearts.
- Popularly interpreted as a pseudo self-portrait of the artist, Banksy has produced approximately 40 murals across the globe featuring rats, making the motif one of his signature and internationally recognized images.
- Banksy's artworks that include heart motifs have commanded top prices at auction. *Love is in the Bin* (2018), which sold for $25,426,400 at Sotheby's in October 2021, is the artist's top auction record. *Girl with Balloon* (2005), an editioned diptych, sold for $4,185,868 at Christie's in October 2021.
- During the course of our research, we found only one directly comparable work to the Painting that sold at Sotheby's in 2017. That same year, the average hammer price for a painting by Banksy sold at auction was just under $70,000, compared to an average hammer price of just over $1,000,000 in 2021.
- Our acquisitions team has been offered nearly 180 examples of work by Banksy from around the world, some of which are priced in excess of $15 million. Of these 180 works, this is the sixth to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$205,850,311	1186

BANKSY

b. 1974, UNITED KINGDOM

Spray paint, emulsion, and collage on board in artist inner frame | 14 × 11 in. (36 × 27 cm.)

The mysterious figure known only by his graffiti handle – Banksy – is an important artist and activist, known for his often controversial socio-political works.



$862,000

INITIAL OFFERING

26.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a playful example of Banksy's recognizable style, which typically incorporates recurring subjects, produced using spray paint and stenciling. Executed on a board backing meant for an inexpensive picture frame, Banksy depicts a spray painted rat who has chewed a heart out of the cardboard, with the remnants carefully placed on the edge of the frame. The cut-out heart featured in the Painting recalls Banksy's iconic *Girl with Balloon* motif, which depicts a young girl reaching for a heart-shaped balloon. Banksy has featured rats as the subject matter in a number of works across different media, often depicted engaged in mischievous acts, which is echoed in the Painting. Rats are a recurring motif within Banksy's body of work and carry several possible interpretations. Over the course of his career, Banksy has produced approximately 40 street murals across the United Kingdom and Germany featuring rats. These creatures have also played significant roles in exhibitions, particularly the 2005 show "Crude Oils," where 200 live rats were released throughout the venue. As of May 24, 2022, only one directly comparable work to the Painting has come up for sale at auction. The canvas artwork, also titled *Rat and Heart* (2015), realized $132,170 (£106,250), tripling its presale estimate of $31,100 to $43,535 (£25,000 to £35,000), at Sotheby's, London on October 8, 2016. That same year, the average hammer price for a painting by Banksy sold at auction was just under $70,000, compared to an average hammer price of just over $1,000,000 in 2021. Banksy's artworks that include heart motifs command top prices at auction. *Love is in the Bin* (2018), which depicts a famously manipulated version of *Girl with Balloon* sold for $25,426,400 (£ 18,582,000) at Sotheby's, London on October 14, 2021 and as of March 22, 2022 is the artist's top auction record. An editioned diptych version of this same motif, *Girl with Balloon* (2005), sold for $4,185,868 (£ 3,042,500) at Christie's, London on October 15, 2021. The Painting's subject, composition, and execution make it a commercial and desirable work by Banksy.

Banksy first disrupted the London art scene in 2003 with "Turf War," his inaugural exhibition. Following this artistic debut, Banksy continued to build his reputation as a "trickster," and snuck his own works into major institutions, such as the Metropolitan Museum of Art and Tate Britain, to hang alongside the museum collections. In 2018, Banksy took the art world by surprise when a unique paper version of his iconic image *Girl with Balloon* was offered for sale at Sotheby's in London. The work sold for an impressive £1,042,000 ($1,364,668), and upon the fall of the hammer, the work passed through a shredder hidden in the artist-designed frame and self-destructed. When the half shredded artwork was offered again at auction on October 14, 2021, with the new title *Love is in the Bin*, it sold for £18,582,000 ($25,426,400) and became the most expensive work by the artist to sell publicly. 2021 marked a banner year for the artist's market as auction turnover exceeded $205 million, more than tripling the year prior. As of May 24, 2022, Banksy's top auction records are led by the aforementioned painting, followed by *Game Changer* which sold for £16,758,000 ($23,238,686) on March 23, 2021 at Sotheby's in London, *Sunflowers from Petrol Station* (2005), which sold to Masterworks 092, LLC for $14,558,000 on November 9, 2021 at Christie's in New York, and *Love is in the Air* which sold for $12,903,000 on May 12, 2021 at Sotheby's in New York.

AS OF MAY 24, 2022, BANKSY'S TOP AUCTION RECORDS ARE LED BY *LOVE IS IN THE BIN*, WHICH SOLD FOR £18,582,000 ($25,426,400) ON OCTOBER 14, 2021 AT SOTHEBY'S IN LONDON, *GAME CHANGER* WHICH SOLD FOR £16,758,000 ($23,238,686) ON MARCH 23, 2021 AT SOTHEBY'S IN LONDON, AND *SUNFLOWERS FROM PETROL STATION* (2005), WHICH SOLD TO MASTERWORKS 092, LLC FOR $14,558,000 ON NOVEMBER 9, 2021 AT CHRISTIE'S IN NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2003
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2010
2011
2013
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2015
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2018
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2021

The mysterious figure known only by his graffiti handle — Banksy — (b. 1974, England) is an important artist and activist, known for his often controversial socio-political works. Artworks by Banksy are often discernible through his signature stencil aesthetic – a style which favors expediency, executed quickly before authorities have a chance to detain the artist for vandalism. Banksy's reputation as a controversial artist landed him on Time magazine's Top 100 Influential People in 2010 and an Academy Award nomination for Best Documentary Feature for his film "Exit Through the Gift Shop." While the artist continues to operate anonymously, his international presence is well documented through his works that adorn architectural façades in Europe, America and the Middle East. Banksy's work is collected by major cultural institutions, such as the British Museum and the Bristol Museum and Art Gallery.


BANKSY





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Banksy with the following criteria: unique works on canvas or board that measure 8 inches by 8 inches to 25 inches by 25 inches that depict single rats or monkeys and excluding hand-painted, modified or vandalized oil paintings. Where the buyer's premium was unavailable due to incomplete data, the following auction houses's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Keep it Real" (2002), which sold on November 18, 2003. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.7% CAGR implied from selected sales occurring from November 18, 2003 to June 18, 2021.